Morgan Stanley Dean Witter Charter Series
Monthly Report
March 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the three Morgan Stanley Dean Witter Charter Funds as of March 31, 2000 was as follows:

Funds                    N.A.V.                      % change for month
Charter Graham           $10.33                           0.29%
Charter Millburn         $  8.82                         -5.32%
Charter Welton           $  8.86                          3.81%

In general, the performance disparity between the funds in the Charter Series is due to the portfolio structure and trading philosophy unique to each fund. Charter Welton recorded profits primarily from currency and global interest rate futures trading, particularly in the euro versus the Japanese yen and long positions in U.S. interest rate futures. Charter Graham produced gains largely due to a heavier concentration in the agricultural markets and from some profit taking early in the month in the energy markets. Charter Millburn incurred losses primarily in the global stock index futures markets from long positions in Hang Seng and TOPIX Index futures and smaller losses in the currency and soft commodities markets.

During March, global interest rate futures prices, which had moved in a choppy sideways pattern during January and February, increased during the second half of the month as fears of drastic interest rate hikes by the world's central banks subsided and investors found solace from stock market volatility in fixed income vehicles. Consequently, profits were recorded to varying degrees by each of the Charter Series Funds from long positions in U.S. and European interest rate futures. In Charter Millburn and Charter Welton, these gains were partially offset by losses incurred from trading Japanese government bond futures as prices moved lower early in the month, followed by a rebound in late March.

The price volatility previously seen in the interest rate futures markets took to the global equity markets as prices fluctuated on concerns regarding recent disparities between "old economy" and "new economy" stocks. As a result of this volatility, Charter Graham and Charter Millburn experienced losses within this market sector, while Charter Welton recorded a profit.

In the commodities markets, a portion of previously recorded profits from long futures positions in the energy markets was given back by Charter Millburn and Charter Welton as oil prices reversed lower after several months of trending upward to nine-year highs. This reversal lower was prompted by expectations that ministers from OPEC would agree to increase oil production. In soft commodities, trendless price movement in several markets, particularly sugar and cocoa, resulted in losses for Charter Graham and Charter Millburn.

In the currency markets, the value of the Japanese yen reversed higher versus the U.S. dollar and major European currencies on reports of yen repatriation by institutions ahead of the Japanese fiscal year-end on March
31. As a result, losses were recorded from short yen positions in Charter Graham and Charter Millburn. These losses were offset by gains recorded in Charter Graham, Charter Millburn, and Charter Welton from short positions in the euro as the value of the European common currency finished the month lower versus the U.S. dollar and Japanese yen, undermined by expectations that interest rates would be held steady by the European Central Bank.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor, New York, NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner

MORGAN STANLEY DEAN WITTER CHARTER SERIES

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per Unit from the start of every calendar year for each Fund in the Morgan Stanley Dean Witter Charter Series. Also provided is the inception-to-date return and the annualized return since inception for each fund. PAST PERFORMANCE IS NOT NECESSARILY
INDICATIVE OF FUTURE RESULTS.
Charter Graham

Year                Return
1999 (10 months)                2.9%
2000 (3 months)                 0.4%

Inception-to-Date Return:       3.3%
Annualized Rate:                3.0%
_________________________________________________________________
___________________________

Charter Millburn

Year                Return

1999 (10 months)               -7.2%
2000 (3 months)                -5.0%

Inception-to-Date Return:          - 11.8%
Annualized Rate:              - 10.9%
_________________________________________________________________
___________________________

Charter Welton

Year                Return

1999 (10 months)               -10.7%
2000 (3 months)                 -0.8%

Inception-to-Date Return:           -11.4%
Annualized Rate:              - 10.5%
_________________________________________________________________
___________________________



Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended March 31, 2000
(Unaudited)
                                                     Morgan Stanley Dean Witter
Charter Graham L.P.   Morgan Stanley Dean Witter Charter Millburn L.P.
                                        Percent of
Percent of
                                        March 1, 2000                      March
1, 2000                                                          Beginning
Beginning
                                 Amount Net Asset Value               Amount
Net Asset Value
                                     $        %                   $
%
REVENUES
Trading profit (loss):
  Realized                        892,054              4.08
(274,779)                        (1.12)
  Net change in unrealized       (757,265)            (3.46)
(957,651)                        (3.89)

  Total Trading Results           134,789              0.62
(1,232,430)                      (5.01)
Interest Income (DWR)              92,050              0.42
107,814                           0.44

  Total Revenues                  226,839              1.04
(1,124,616)                      (4.57)

EXPENSES
Brokerage fees (DWR)              127,534              0.58
143,519                           0.58
Management fees                    36,439              0.17
41,004                            0.17

  Total Expenses                  163,973              0.75
184,523                           0.75

NET INCOME (LOSS)                  62,866              0.29
(1,309,139)                      (5.32)

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 2000
(Unaudited)
                    Morgan Stanley Dean Witter Charter Graham L.P.       Morgan
Stanley Dean Witter Charter Millburn L.P.
                       Units          Amount    Per Unit                   Units
Amount      Per Unit
                                           $          $
$            $
                <c.
Net Asset Value,
  March 1, 2000        2,122,002.745  21,862,895    10.30
2,642,045.369   24,603,221     9.31
Net Income (Loss)             -           62,866     0.03                     -
(1,309,139)                   (0.49)
Redemptions             (150,394.413) (1,553,574)   10.33
(148,871.765)  (1,313,049)     8.82
Subscriptions            205,691.334   2,124,792    10.33
269,854.646    2,380,118       8.82

Net Asset Value,
  March 31, 2000       2,177,299.666  22,496,979    10.33
2,763,028.250   24,361,151     8.82

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Statements of Operations
For the Month Ended March 31, 2000
(Unaudited)

                                                             Morgan Stanley Dean
Witter Charter Welton L.P.
                                        Percent of
                                        March 1, 2000
                                        Beginning
                                 Amount Net Asset Value
                                   $          %
REVENUES
Trading profit (loss):
  Realized                      1,523,026              6.54
  Net change in unrealized       (566,680)     (2.43)

  Total Trading Results           956,346              4.11
Interest Income (DWR)             105,946              0.45

  Total Revenues                1,062,292              4.56

EXPENSES
Brokerage fees (DWR)              135,906              0.58
Management fees                    38,830              0.17

  Total Expenses                  174,736              0.75

NET INCOME (LOSS)                 887,556              3.81

Morgan Stanley Dean Witter Charter Series
Statements of Changes in Net Asset Value
For the Month Ended March 31, 2000
(Unaudited)
                      Morgan Stanley Dean Witter Charter Welton L.P.
                       Units          Amount       Per Unit
                                           $          $
Net Asset Value,
  March 1, 2000        2,729,295.576    23,298,067          8.54
Net Income (Loss)                -         887,556          0.32
Redemptions             (177,336.840) (1,571,204)      8.86
Subscriptions            207,685.390   1,840,093       8.86

Net Asset Value,
  March 31, 2000       2,759,644.126  24,454,512        8.86

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Charter Graham L.P. ("Charter Graham"), Morgan Stanley Dean Witter Charter Millburn L.P. ("Charter Millburn"), and Morgan Stanley Dean Witter Charter Welton L.P. ("Charter Welton") ,(individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage primarily in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities and other commodity interests, including foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The Partnerships commenced operations on March 1, 1999. The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and Limited Partners based on their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are precident and reasonable. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the change in unrealized profit (loss) on open contracts from one period to the next in the statements of operations. Monthly, DWR credits each Partnership with interest income on 100% of its average daily funds held in its individual account at DWR at a rate equal to that earned by DWR on its U.S. Treasury bill investments. Carr also credits DWR with the interest income earned in respect to the Partnership's Net Assets maintained in trading accounts at Carr. DWR in turn credits the Partnership with 100% of the interest income received from Carr. For purposes of such interest payments Net Assets do not include monies due the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Each Partnership pays a flat-rate monthly brokerage fee of 1/12 of 7% of the Partnership's Net Assets as of the first day of each month (a 7% annual rate). Such fees currently cover all brokerage commissions, transaction fees and costs and ordinary administrative and offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. Demeter bears all other operating expenses.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Morgan Stanley Dean Witter Charter Series
Notes to Financial Statements
(Concluded)

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit at monthly closings held as of the last day of each month.

Redemptions - Limited partners may redeem some or all of their Units as of the last day of the sixth month following the closing at which a person first becomes a Limited Partner. Redemptions may only be made in whole Units, with a minimum of 100 Units required for each redemption, unless a Limited Partner is redeeming his entire interest in the Partnership.

Units redeemed on or prior to the last day of the twelfth month from the date of purchase will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month from the date of purchase will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the Redemption Date. Units redeemed after the last day of the twenty-fourth month from the date of purchase will not be subject to a redemption charge.

Exchanges - On the last day of the first month which occurs more than 180 days after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may transfer their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.

Dissolution of the Partnership - Each Partnership will terminate on December 31, 2035 or at an earlier date if certain conditions occur as defined in each partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership as of December 31, 1999 were as follows:

Morgan Stanley Dean Witter Charter Graham L.P.
  Graham Capital Management L.P.

Morgan Stanley Dean Witter Charter Millburn L.P.
  Millburn Ridgefield Corporation

Morgan Stanley Dean Witter Charter Welton L.P.
  Welton Investment Corporation

Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - Each Partnership pays a flat-rate monthly fee of 1/12 of 2% of the Net Assets under management by each trading advisor as of the first day of each month (a 2% annual rate).

Incentive Fee - Each Partnership pays a monthly incentive fee equal to 20 % of trading profits as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forward and options trading exceed losses after brokerage and management fees are deducted. When a trading advisor experiences losses with respect to Net Assets as of the end of a calendar month, the trading advisor must earn back such losses before that trading advisor is eligible for an incentive fee in the future.